FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	O2 Third Quarter Results	18

Press Release

PR0627

O2 ANNOUNCES THIRD QUARTER RESULTS

Released: 13 November 2006

Key performance indicators at 30 September 2006:

Mobile service revenue in the third quarter (at constant currency):

  O2 UK net service revenue grew by 14.9% year-on-year;

  O2 Germany service revenue grew by 6.1% year-on-year;

  O2 Ireland service revenue fell 1.7% year-on-year;

  O2 Czech Republic service revenue grew by 6.5% year-on-year.

Mobile average revenue per user (12 month rolling ARPU):

  O2 UK blended ARPU £272 (Q2 2006: £271; Q3 2005: £265)

  O2 Germany blended ARPU €299 (Q2 2006: €308; Q3 2005: €343)

  O2 Ireland blended ARPU €545 (Q2 2006: €551; Q3 2005: €551)

  O2 Czech Republic ARPU CZK6,089 (Q2 2006: CZK6,083; Q3 2005: CZK6,143)

Mobile data in the third quarter

  Group SMS volumes grew by 26% year on year to 6.49 billion messages

Outlook

  11 months to 31 December 2006

    UK service revenue growth guidance increased, margin reduced

    Germany service revenue growth reduced, margin unchanged from previous guidance

  12 months to 31 December 2006

    Czech Republic OIBDA guidance increased, revenue unchanged from previous guidance

Peter Erskine, Chairman & Chief Executive of O2, commented:

"O2 has continued to thrive as part of the Telefónica group and in the third quarter we have maintained our momentum in highly competitive markets, adding 812,000 mobile customers, taking the total mobile customer base to 34.4 million, 14% higher than last year.

In the UK we added 524,000 net new customers, driven by our customer focused propositions and ongoing strategy of treating both new and existing customers equally. Contract churn was again reduced, for the fifth quarter in a row, while gross connections grew 15% year on year, helping to extend our strong performance from the first half into the third quarter. This faster than expected growth has allowed us to again raise service revenue guidance, and we now expect 14% to 15% growth year on year for the 11 months to 31 December 2006.

In Germany we added 294,000 net new customers in the quarter taking the total base to 10.629 million, representing 19% year on year growth. The market continues to be highly competitive and this, coupled with termination rate cuts, contributed to the decline in 12-month rolling ARPU, although monthly ARPU increased quarter on quarter. We continue to watch the future direction of this trend. Our Tchibo joint-venture continued to perform well adding 50,000 customers. We have adjusted full year guidance for Germany to reflect the slightly lower than expected service revenue growth we have seen in the first eight months of the year and the planned increase in our commercial activity in the fourth quarter.

In the Czech Republic O2 added 55,000 net new mobile customers on contract, raising the percentage of contract customers in the base to 37.4%, compared to only 30.9% at the end of September 2005, demonstrating the ongoing success of the pre-pay to contract migration strategy. In our fixed line business, the total number of ADSL lines stood at 427,000 at the end of September, compared to 221,000 at the same time last year.

In a competitive market O2 Ireland traded well, adding 16,000 net new contract customers and ending the quarter with a total customer base of 1.603 million, 2% higher than at the same time last year.

Airwave continues to make good progress in winning new contracts and rolling out the service to new customers. During the quarter the Scottish Ambulance Service signed a 10 year contract worth almost £50 million, while the rollout of Airwave to Ambulance Trusts in England is progressing well with 3 Ambulance Trusts now at "Ready for Service", the first key milestone in the Ambulance Programme."

FINANCIAL DATA

The results of O2 Group comprise the results of O2 UK, O2 Germany, O2 Ireland and O2 Airwave for the 8 month period ended 30 September 2006. It also includes the results of be* from 1 July 2006 and Decision Focus from 1 August 2006.

O2 Group Consolidated Income Statement

Unaudited figures
	3 months ended 30 September 2006 €m	Period ended 30 September 2006 €m
Revenues	3,003.5	7,635.0
Internal expenditure capitalized in fixed assets (1)	49.2	132.7
Operating expenses	(2,238.2)	(5,666.6)
Other net operating income (expense)	(22.5)	(46.3)
Gain (loss) on sale of fixed assets	(5.5)	(10.2)
Impairment of goodwill and other assets	0.0	0.0
Operating income before D&A (OIBDA)	786.4	2,044.6

(1) Including work in process

O2 Group capital expenditure for the 8 month period ended 30 September 2006 totalled €1,483.1 million.

The results of O2 Europe for the period ended 30 September 2006 comprise the results of the O2 Group for the 8 month period ended 30 September 2006 and the results of Telefónica O2 Czech Republic and Telefónica Deutschland for the 9 month period ended September 2006. It also includes the results of be* from 1 July 2006 and Decision Focus from 1 August 2006.

Telefónica O2 Europe Consolidated Income Statement

Unaudited figures
	3 months ended 30 September 2006 €m	Period ended 30 September 2006 €m
Revenues	3,606.71	9,434.3
Internal expenditure capitalized in fixed assets (1)	64.2	161.9
Operating expenses	(2,603.0)	(6,733.9)
Other net operating income (expense)	(23.16)	(53.8)
Gain (loss) on sale of fixed assets	(3.9)	(8.8)
Impairment of goodwill and other assets	(0.1)	(1.5)
Operating income before D&A (OIBDA)	1,040.7	2,798.2

(1) Including work in process

Telefónica O2 Europe capital expenditure for the period ended 30 September 2006 amounted to €1,675.2 million.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

O2 brand launched in the Czech Republic

On 1 September the Czech Republic business changed its brand to O2, endorsed by the logo of parent company Telefónica, for all of its fixed and mobile services, replacing the existing Cesky Telecom and Eurotel brands. This ongoing re-branding programme is the largest of its kind in the Czech Republic. At the same time, a range of new products was launched under the O2 brand, including O2 TV, an IPTV service based on the Imagenio platform developed by Telefónica. With the unified brand of O2 the Czech business is well positioned to offer customers solutions for all of their telecommunications needs.

Mobile licence won in Slovakia

On 7 August Telefónica O2 Slovakia, a wholly owned subsidiary of Telefónica O2 Czech Republic, was awarded a 20 year licence to operate GSM and UMTS networks in Slovakia. This new operation is an organic expansion of the existing business in the Czech Republic and will take advantage of synergies in areas such as network and back office functions. Juraj Sedivy, former CFO of the Czech Republic business, has been appointed as CEO. The Slovak business will use the O2 brand and commercial launch is expected in the first quarter of 2007.

DSL launched in Germany

After the end of the quarter, on 27 October, O2 Germany launched its DSL offer, backed by a wide-ranging advertising campaign. O2 is the only provider of integrated communication services in Germany to offer mobile, fixed voice and fixed internet services. O2 DSL customers get one monthly bill, backed by a single customer service number and competitive monthly charges. Customers can choose from three different DSL packages and will receive a discount if they are also a mobile contract customer of O2.

"High roamer" tariff launched as part of My Europe

After the end of the quarter O2 UK, in conjunction with movistar in Spain, launched a new 'high roamer' service aimed at frequent travellers, which removes charges when receiving calls abroad. This is the second initiative to be launched under 'My Europe', a set of low cost roaming tariffs from O2 and movistar for European customers. The tariff will initially be available to O2 UK customers travelling to Spain and in the first half of next year the service will be expanded to more than 35 destinations across Europe. For movistar customers, the tariff is available in 33 destinations across Europe. The 'high roamer' service has also been introduced by O2 Telefónica Czech Republic and complements the first offering under My Europe, which was launched in the Summer and offers holidaymakers reduced flat-rate voice roaming rates throughout the EU across all networks.

THIRD QUARTER OPERATING REVIEW

O2 UK

Third quarter net service revenue grew by 14.9% year on year and for the eight months to September reached a total of £2,785 million, an increase of 15.0% compared to the same period last year, driven by continued strong customer and ARPU growth.

OIBDA margin for the eight months to September 2006 was 27.6%, reflecting the current high level of customer growth. O2 UK will continue to prioritise growth, where higher value customers can be acquired, for the rest of this year. OIBDA for the eight months to September 2006 was £837 million.

The quarter again saw tough competition in the market, but the business continued to perform well and achieved 15% growth in total gross additions year on year. A total of 524,000 net new customers were added in the quarter, taking the base to 17.338 million, maintaining year on year growth at 15%. This figure excludes the Tesco Mobile customer base.

A total of 208,000 net new contract customers were added in the quarter, driven by higher gross additions as well as lower churn. At the end of the period contract customers made up 35.1% of the total base, compared to 34.7% in the same period last year. 12 month rolling contract ARPU of £515 was down £2 quarter on quarter, but £2 ahead of the third quarter last year. 12-month rolling contract churn was 24%, compared to 30% for the same period last year, the fifth consecutive quarter of decline, reflecting the ongoing strategy of rewarding customer loyalty.

A total of 316,000 net new pre-pay customers were added in the quarter, again driven by higher gross additions as well as lower churn. 12 month rolling pre-pay ARPU of £142 was £7 higher than the third quarter last year and £2 higher than the previous quarter.

O2 UK's blended 12 month rolling ARPU of £272 was £7 higher than the third quarter last year, and £1 higher than the previous quarter, reflecting the continued growth in data ARPU coupled with broadly flat voice ARPU.

O2 UK's own channels accounted for a growing percentage of total gross connections in the quarter, reaching 61%. O2 UK also completed the acquisition of The Link's 293 stores during the quarter which, after disposals and the re-branding of selected locations, will grow O2's retail channel to around 400 stores. Customer acquisition costs (SAC) were stable at a blended level.

Quarterly monthly minutes of use were up 11% year on year to 175 minutes a month, driven by propositions such as 50% extra minutes on 18 month contacts and O2 Long Weekends.

12 month rolling data ARPU of £83 was £9 higher than the same period last year and £2 higher than the previous quarter.

Capex in the eight months to September (excluding capex related to the acquisition of be*and The Link) was £350 million, with continued expenditure on rolling out coverage of the 3G network as well as investment in the existing 2G network to ensure a high level of service.

O2 UK launched a number of new products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union. Using the free opt-in service, O2 customers are charged a flat rate of 35 pence per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.

  The "Long Weekends" promotion, offering free on net calls from Saturday to Monday for new and existing O2 Pay and Go customers and free calls to any network in the UK for new Pay Monthly and upgrading customers.

  "Be Heard" campaign, promoting the 24/7 availability of UK based business advisors for Business customers, as well as a new Best for Business tariff "Unlimited Off-Peak", offering free calls to all UK mobiles and fixed lines during evenings or weekends .

  Two new own brand devices, ICE and Jet. Jet is a tri-band, low-cost handset with a simplified user interface, offering 540 hours of standby time and 9.9 hours of talk time, beating its nearest competitor by over 67%.

O2 Germany

Service revenue grew by 6.1% in the third quarter, and for the eight months to September reached a total of €2,033 million, an increase of 8.1% compared to the same period last year, driven by the continued growth of the customer base, which partly offset ARPU weakness in the German market. Third quarter service revenue was reduced by almost 4% due to the termination rate cut in December 2005.

OIBDA margin for the eight months to September was 24.2%, higher than expected mainly due to the slower rate of post-pay gross additions. OIBDA for the eight months to September 2006 was €531 million.

In this competitive environment, O2 Germany continued to trade well. A total of 294,000 net new customers were added in the quarter, taking the base to 10.629 million, 19% higher than at the same time last year. Over the last 12 months there has been a rapid growth in the pre-pay customer base, resulting in pre-pay customers making up over 50% of the total base for the first time. The Tchibo Mobile customer base grew to 772,000 by the end of the quarter.

O2 Germany added a total of 96,000 net new contract customers in the quarter. 12 month rolling contract ARPU of €481 was €7 lower than the previous quarter, and €35 lower than the same quarter last year. This reflected the impact of the approximately 17% termination rate cuts in December 2004 and 2005, as well as increasing competition in the German market and the introduction of new customer offers.

A total of 198,000 net new pre-pay customers were added in the quarter. 12 month rolling pre-pay ARPU of €111 was €6 lower than the previous quarter and €22 lower than the third quarter last year, reflecting the impact of the termination rate cuts, increasing competition, the growth in multiple SIM ownership and the consequent lower minutes of use.

Blended 12 month rolling ARPU is expected to remain the highest in the German market at €299, down from €308 in the previous quarter and €343 in the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the higher proportion of pre-pay customers in the total base, and the increasingly competitive market environment. Termination rate cuts reduced 12 month rolling ARPU in the quarter by approximately €13. However, average monthly ARPU in the third quarter rose €1 quarter on quarter to €25. Customer acquisition costs (SAC) were stable at a blended level, but fell by around 20% year on year.

Quarterly monthly minutes of use grew by 5% year on year, to 124 minutes, driven by new propositions such as Genion flat rate. O2 Germany now has a total of 3.8 million Genion customers (72% of the post-pay base), with 51% of all new post-pay customers opting for Genion.

12 month rolling data ARPU was €70, €1 less than the previous quarter and €9 lower than the same period last year due to the higher number of lower spending pre-pay users in the base. Non-SMS data users grew 23% compared to the same period last year.

Capex in the eight months to September was €745 million, with continued expenditure on both the 3G and 2G networks.

O2 Germany launched a number of new products and services during the quarter, including:

  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union until the end of the year. Using the free opt-in service, O2 customers are charged a flat rate of 59 cents per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.

  O2 Loop Alltime. From 1 August until 27 November the cent per minute rate has been reduced from 39 cents to 25 cents. Customers who top up €30 a month can enjoy a rate of 15 cents instead of the previous 19 cents per minute for all calls to fixed lines, mobiles and voicemail, as well as SMS at 12 cents per message.

  O2 Communication Centre. The Communication Centre enables customers to save data such as phone numbers, notes and calendar items to a secure area on the O2 Germany website. If the customer changes handset or it is lost or stolen, the data can be easily downloaded and restored. E-mail can also be accessed via WAP Push or MMS.

  O2 ICE - own branded 3G handset featuring MP3 player, 1.3 megapixel camera and one button access to the O2 Music Shop. A 512 MB Micro SD card is also included, which can store around 500 songs. The O2 ICE costs €9.99 on a 24 month Genion contract with Genion flatrate.

  "Bonus World", a new bonus program for O2 Genion or Active customers running from 1 September until 27 November. By participating in surveys and through using their phone customers can earn bonus points that can be traded in for free calls, free SMS and other special offers.

O2 Ireland

Service revenue fell by 1.7% in the third quarter due to termination rate regulation, increasing competition and the introduction of new customer offers. The termination rate cut of RPI minus 11% in January impacted third quarter service revenue growth by approximately 2%. For the eight months to September service revenue reached a total of €601 million, an increase of 2.0% compared to the same period last year, driven by a higher customer base.

In a competitive market O2 Ireland traded well, with gross connections at a similar level to the previous quarter and net contract additions at a higher level than in the third quarter last year. 4,000 net new customers were added in total during the quarter, taking the total base to 1.603 million customers, 2.1% higher than at the same time last year.

O2 Ireland added a total of 16,000 net new contract customers in the quarter. 12 month rolling ARPU of €1,040 was €35 lower than the third quarter last year and €23 lower than the previous quarter, reflecting the impact of the termination rate regulation.

Pre-pay 12 month rolling ARPU was €356, down €3 on the same period a year ago and €4 compared to the previous quarter.

Blended ARPU of €545 was reduced by approximately €10 due to the termination rate cuts, and was €6 lower than the same quarter last year and down €6 quarter on quarter.

Quarterly monthly minutes of use increased by 9% year on year, mainly due to the ongoing success of usage stimulation promotions such as 1 cent weekends on pre-pay.

12 month rolling data ARPU was €116, €3 higher than the third quarter last year and €1 lower than the previous quarter. Non-SMS data users grew by 45% year on year.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  "Free Fiver Fridays" - a 3 month promotion launched on June 1, giving pre-pay customers 25% extra free when they topped up €20 on a Friday using an AIB or Bank of Ireland ATM facility, by text, or online.

  Double minutes for 6 months on all Active Life plans for new customers and upgrades.

  Trial of a new device repair programme - Swap Out Service (SOS) - in six O2 stores. Customers are given an immediate replacement handset if they have a faulty device which is within its warranty period.

O2 Ireland also continued to promote the following offers:

  1 cent calls and texts at weekends for Speakeasy customers was extended until 25 February 2007.

  20% extra inclusive calls & texts every month for life on all online postpay tariffs - Online Active life, Online Easy life and Online Text life.

  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union. Using the free opt-in service, O2 customers are charged a flat rate of 59 cents per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.

Telefónica O2 Czech Republic1

Mobile service revenue grew by 6.5% in the quarter, driven by growth in the customer base, up 6.0% year on year to 4.760 million, partially offset by declines in ARPU.

A total of 55,000 net new contract customers were added in the quarter, bringing the contract customer base to 1.782 million, an increase of 28.4% year on year. Contract customers accounted for 37.4% of the total customer base at the end of the third quarter, compared to only 30.9% at the end of September 2005.

This growth was achieved through acquisition of new customers as well as marketing campaigns focused on pre-pay to contract migration, which also accounted for the decline in the pre-pay base compared to the same period last year and the previous quarter.

12 month rolling contract ARPU of CZK12,130 was CZK2,630 lower than the same period last year, and CZK420 lower than the previous quarter, mainly due to the effect of the pre-pay to contract migration strategy.

The pre-pay base declined by 65,000 in the quarter as a result of customers using the analogue NMT network, who were disconnected at the end of June due to closure of the network, not migrating to digital GSM services, as well as customers migrating from pre-pay to contract tariffs. 12 month rolling pre-pay ARPU of CZK2,854 was CZK129 lower than the third quarter last year and CZK21 lower than the previous quarter.

12 month blended ARPU was CZK6,089 in the third quarter, CZK54 lower than the same period last year but CZK6 higher than the previous quarter.

12 month rolling data ARPU was CZK1,281, an increase of CZK93 compared to the third quarter of last year and CZK13 higher quarter on quarter.

Quarterly monthly minutes of use remained at 102 minutes, up 9% compared to the same period last year, mainly due to the increase in the contract customer base, driven by migrations from prepay, and traffic stimulation promotions

In fixed line, total business revenues in the nine months to September fell by 4.8% year on year to CZK22.5 billion, as a result of the continued decline in revenues from traditional voice services, which was not fully offset by the increase in broadband revenues. Revenues from broadband services amounted to CZK2.0 billion, up 48.8% year on year.

A total of 41,000 net ADSL connections were added in the third quarter, driven by marketing campaigns promoting increased broadband speeds. The total number of ADSL lines stood at 427,000 at the end of the quarter, compared to 221,000 at the end of September 2005.

 1 After the merger of Cesky Telecom and Eurotel on 1 July 2006, all inter-company charges between fixed (ČESKÝ TELECOM) and mobile (Eurotel) segments became intra-company. Therefore, the financial results of the fixed and mobile segments for the nine months to 30 September 2006 are disclosed excluding inter-segment revenues and costs. In addition, financials for the nine months ended 30 September 2005 have been adjusted accordingly to allow for relevant comparison. However, historic consolidated numbers for Telefonica O2 Czech Republic/Cesky Telecom Group remain unchanged and mobile ARPU has not been adjusted for inter-segment revenues.

In conjunction with the re-branding, Telefónica O2 Czech Republic also launched a number of new products and services in the quarter including:

  O2 TV, a new IPTV service currently available to more than 1 million fixed lines in Prague, Brno, and many other cities. Using the Imagenio platform developed by Telefónica, customers can access hundreds of movies, and a wide selection of TV channels and radio stations, as well as Videotéka (the Library), a virtual video rental shop and TV Archiv (TV Archive) which enables customers to watch films, serials, or sports broadcasts that they have missed, for up to seven days. There are two basic programme packages, along with six additional programme offers. Launched on 1 September, by late October O2 TV had gained 5,000 customers.

  O2 Simple, two new tariffs where customers select the amount they want to spend - CZK240 or CZK 600 - and receive an additional bonus of CZK20 or CZK40 per month, which is then set against voice and SMS usage. Customers no longer have to worry about how many minutes or SMS they should select in a tariff package, and how many they use.
  O2 Lollipop - all new and existing customers who combine two services provided by O2 with a third receive a bonus of CZK2000, which is deducted from mobile bills over a 12 month period. To be eligible for the discount, customers must actively use at least one mobile tariff and a fixed line in combination with a specified additional service, including Internet access (O2 Internet Expres or mobile access) or O2 TV.

O2 Airwave

O2 Airwave continues to perform well, making good progress on delivering the Airwave service to new customers and securing additional contracts, and remains a valuable part of the group. Following the successful conclusion of contract negotiations to equip all Fire and Rescue Services across Wales and Scotland with a resilient and secure voice and data communications service, as announced in the second quarter, Airwave signed a 10 year contract with the Scottish Ambulance Service, worth almost £50 million, to use the Airwave service. The Welsh Ambulance Service is expected to finalise contract negotiations in the near future.

The rollout of Airwave to Ambulance Trusts in England is progressing well with 3 Ambulance Trusts now at Ready for Service (RFS) - this marks completion of the first key milestone in the Ambulance Programme.

During the quarter Airwave acquired Decision Focus, the world's leading provider of TETRA radio management applications with a proven track record of success with public safety customers. Its market leading capabilities in radio and mobile asset management and TETRA fleet mapping make it a valuable addition to Airwave. Decision Focus also has a strong process consulting capability and provides process redesign and implementation services to a wide range of customers over a number of sectors, helping them reduce costs and improve operational effectiveness. Decision Focus has approximately 80 customers throughout the UK and worldwide, the majority of whom operate solely in public safety.

Airwave now has over 200,000 users on the network and is supplying service to over 200 public safety and other organisations.

OUTLOOK2

  O2 UK

Given the continued high rate of growth in the customer base, O2 UK's service revenue growth is now expected to be in the range 14% - 15% for the 11 months ended 31 December 2006. Given this higher rate of growth, and the increasingly competitive nature of the UK market, OIBDA margin for the 11 months ended 31 December 2006 is now expected to be around one percentage point lower than for the comparable period last year.

  O2 Germany

O2 Germany's service revenue growth is now expected to be in the high single digits for the 11 months ended December 2006, from low double digits previously. OIBDA margin for the 11 months ended December 2006 is expected to be stable, as previously guided .

  Capital expenditure for O2 Group

Capital expenditure for the O2 group, excluding acquisitions, is expected to be in the middle of the range €2.0 - €2.3 bn for the 11 months ended December 2006.

  Telefónica O2 Czech Republic

Group revenues in the 12 months to 31 December 2006 are expected to reach the same amount as in 2005, in local currency. OIBDA for the 12 months to 31 December 2006 is now expected to grow by around 2%, in local currency, compared to the same period in 2005, from flat as previously guided. Capital expenditure guidance is confirmed in the region of €225 million for the full year.

2 2006 guidance assumes constant exchange rates as of 2005, and excludes changes in consolidation. Operating Income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. Guidance for O2 Group does not include O2 Telefónica Czech Republic and Telefónica Deutschland, and guidance for O2 Germany does not incorporate Telefónica Deutschland. For O2, the fiscal year corresponds to the February-December period.

  Customer numbers

Mobile	Customers at 30 September 2005 000's	Customers at 31 December 2005 000's	Customers at 31 March 2006 000's	Customers at 30 June 2006 000's	Net additions during period 000's	Customers at 30 September 2006 000's
O2 UK
Pre-pay	9,858	10,479	10,654	10,940	316	11,256
Post-pay	5,228	5,502	5,686	5,874	208	6,082
Total	15,086	15,981	16,340	16,814	524	17,338
O2 Germany
Pre-pay	4,254	4,799	4,987	5,143	198	5,341
Post-pay	4,692	4,970	5,112	5,192	96	5,288
Total	8,946	9,769	10,099	10,335	294	10,629
O2 Ireland
Pre-pay	1,148	1,173	1,154	1,147	(12)	1,135
Post-pay	422	429	439	452	16	468
Total	1,570	1,602	1,593	1,599	4	1,603
Manx
Pre-pay	45	45	45	47	1	48
Post-pay	21	22	22	22	-	22
Total	66	67	67	69	1	70
O2 Czech Republic
Pre-pay (1)	3,101	3,130	3,052	3,043	(65)	2,978
Post-pay	1,388	1,546	1,643	1,727	55	1,782
Total	4,489	4,676	4,695	4,770	(10)	4,760
O2 Group
Pre-pay	18,406	19,626	19,892	20,321	437	20,758
Post-pay	11,751	12,469	12,902	13,267	375	13,642
Total	30,157	32,095	32,794	33,588	812	34,400

Pre-pay percentage	61.0%	61.1%	60.7%	60.5%	53.8%	60.3%
Post-pay percentage	39.0%	38.9%	39.3%	39.5%	46.2%	39.7%

(1) 13 month active customer base

  Customer numbers (continued)
Fixed	Customers at 30 September 2005 000's	Customers at 31 December 2005 000's	Customers at 31 March 2006 000's	Customers at 30 June 2006 000's	Net additions during period 000's	Customers at 30 September 2006 000's
O2 Czech Republic(1)
Fixed telephony	3,003	2,908	2,817	2,666	(129)	2,537
Internet and data	621	606	589	563	(8)	555
Of which ADSL	176	226	283	326	38	364
Pay TV	0	0	0	0	3	3
Total Retail	3,624	3,514	3,405	3,229	(134)	3,095

Wholesale ADSL	45	48	55	60	3	63
Total Wholesale	56	62	71	79	6	85

Total Accesses	3,680	3,576	3,476	3,308	(128)	3,180
Manx Telecom
PSTN	61	61	60	60	1	61

ADSL	7	8	8	9	1	10

  Definition of fixed telephony accesses now excludes "incoming only" lines.

  Average revenue per user (ARPU)(1) - £
	30 September 2005 £	31 December 2005 £	31 March 2006 £	30 June 2006 £	30 September 2006 £
O2 UK
Quarterly monthly average
Pre-pay	12	12	12	12	12
Post-pay	44	43	42	43	43
Blended	23	23	22	23	23
O2 Germany
Quarterly monthly average
Pre-pay	7	7	6	6	6
Post-pay	30	28	26	27	28
Blended	19	18	17	17	17
O2 Ireland
Quarterly monthly average
Pre-pay	21	21	20	20	20
Post-pay	62	60	60	61	57
Blended	32	31	31	32	31
O2 Czech Republic
Quarterly monthly average
Pre-pay	6	6	5	6	6
Post-pay	26	25	24	24	24
Blended	12	12	12	12	12
  ARPU definition used by Telefónica has been adopted by all businesses.

3. Data ARPU(1) (quarterly monthly average) - £
	30 September 2005 £	31 December 2005 £	31 March 2006 £	30 June 2006 £	30 September 2006 £
O2 UK	6.4	6.8	6.7	6.9	7.2
% non-SMS data	12.4%	12.2%	12.5%	13.3%	13.1%
O2 Germany	4.4	4.2	4.1	3.7	3.9
% non-SMS data	21.0%	21.7%	23.0%	21.5%	21.4%
O2 Ireland	6.4	6.5	6.5	6.5	6.7
% non-SMS data	8.8%	11.8%	13.8%	15.6%	18.4%
O2 Czech Republic	2.4	2.6	2.5	2.5	2.6
% non-SMS data	40.6%	40.2%	39.1%	38.7%	43%

(1) ARPU definition used by Telefónica has been adopted by all businesses

4. Average revenue per user(1) (ARPU) - €uro
	30 September 2005 €	31 December 2005 €	31 March 2006 €	30 June 2006 €	30 September 2006 €
O2 UK
Quarterly monthly average
Pre-pay	17	17	17	17	18
Post-pay	65	64	62	63	64
Blended	33	33	32	33	34
O2 Germany
Quarterly monthly average
Pre-pay	11	10	9	9	9
Post-pay	44	41	39	39	41
Blended	28	27	24	24	25
O2 Ireland
Quarterly monthly average
Pre-pay	31	31	29	29	30
Post-pay	91	88	87	88	83
Blended	47	46	45	46	45
O2 Czech Republic
Quarterly monthly average
Pre-pay	9	8	8	8	9
Post-pay	38	37	35	35	35
Blended	17	18	17	18	18
Quarterly rates
EUR/GBP	1.4633	1.4701	1.4576	1.4530	1.4706
CZK/EUR	29.677	29.298	28.600	28.384	28.330
  ARPU definition used by Telefónica has been adopted by all businesses

5. Data ARPU(1) (quarterly monthly average) - €uro
	30 September 2005 €	31 December 2005 €	31 March 2006 €	30 June 2006 €	30 September 2006 €
O2 UK	9.4	10.0	9.8	10.0	10.6
% non-SMS data	12.4%	12.2%	12.5%	13.3%	13.1%
O2 Germany	6.4	6.1	5.9	5.4	5.8
% non-SMS data	21.0%	21.7%	23.0%	21.5%	21.4%
O2 Ireland	9.8	9.6	9.5	9.5	9.9
% non-SMS data	8.8%	11.8%	13.8%	15.6%	18.4%
O2 Czech Republic	3.5	3.8	3.7	3.7	3.8
% non-SMS data	40.6%	40.2%	39.1%	38.7%	43%
  ARPU definition used by Telefónica has been adopted by all businesses

  Average revenue per user(1) (ARPU) - CZK
	30September2005 CZK	31December 2005 CZK	31March 2006 CZK	30June 2006 CZK	30September 2006 CZK
O2 Czech Republic
Quarterly monthly average
Pre-pay	254	243	226	239	243
Post-pay	1,137	1,078	996	989	989
Blended	519	514	490	507	519

(1) ARPU definition used by Telefónica has been adopted by all businesses

7. Data ARPU(1) (quarterly monthly average) - CZK

	30September 2005 CZK	31December 2005 CZK	31March 2006 CZK	30 June 2006 CZK	30September 2006 CZK
O2 Czech Republic	104	110	106	104	108
% non-SMS data	40.6%	40.2%	39.1%	38.7%	43%

(1) ARPU definition used by Telefónica has been adopted by all businesses

8. Minutes of Use (quarterly monthly average)

	30 September 2005	31 December 2005	31 March 2006	30 June 2006	30 September 2006
O2 UK	158	165	162	169	175
O2 Germany	118	124	127	128	124
O2 Ireland	222	224	220	237	241
O2 Czech Republic	94	97	96	102	102

9. SMS messages
3 months ended:	30 September 2005 million	31 December 2005 million	31 March 2006 million	30 June 2006 million	30 September 2006 million
O2 UK	3,436	3,908	4,070	4,368	4,651
O2 Germany	712	746	742	727	727
O2 Ireland	362	384	376	392	397
O2 Czech Republic	633	685	690	692	698
Manx	11	11	11	12	12
O2 Group	5,154	5,734	5,891	6,191	6,485

O2 Contacts:

Richard Poston	John Crosse
Director, Corporate Affairs	Investor Relations Manager
O2 plc	O2 plc
richard.poston@o2.com	john.crosse@o2.com
t: +44 (0)1753 628039	t: +44 (0)1753 628198

David Nicholas
Communications Director
O2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

O2 press office: 01753 628402

All O2 Group news releases can be accessed at our web site: www.O2.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 13th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer